EXHIBIT 99.1

Neptune Reports Fiscal 2013 Results and Provides Update on Action Plan to Resume Operations

Permits to Begin Rebuilding Production Plant Received

LAVAL, Quebec, May 22, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces its consolidated financial results for the fourth quarter and fiscal year ended February 28, 2013 and provides update on action plan to resume operations.

Financial Results: Fiscal Year ended February 28, 2013

Nutraceutical Business Results

  Nutraceutical revenues increased 32% to a record $25,181,000, for the fiscal year ended February 28, 2013, up from $19,113,000 in the corresponding period ended February 29, 2012.
  Adjusted EBITDA was negative ($965,000) for the fiscal year ended February 28, 2013, compared to Adjusted EBITDA of $2,690,000 in the prior year.
  Net loss totalled ($12,779,000) for the fiscal year ended February 28, 2013, compared to net profit of $2,384,000 for the corresponding period ended February 29, 2012.

The year over year increase in revenues is largely due to aggressive penetration of the American, European and Australian markets prior to the explosion, which destroyed the Corporation's production plant on November 8, 2012 (the "incident"). The net loss for fiscal year 2013 is mainly attributable to the incident related write-offs, required under International Financial Reporting Standards, along with margin concessions made to maintain Neptune's customer base while production is being re-established. The write-offs, which include losses and costs related to the explosion, were partially offset by insurance recoveries received during the fourth quarter. Additional details are available in Neptune's Consolidated Financial Statements for the year ended February 28, 2013 and accompanying Management's Discussion and Analysis, available on SEDAR at www.sedar.com.

Consolidated Results

  Consolidated revenues grew 35% to $25,864,000 for the fiscal year ended February 28, 2013, up from $19,124,000 for the corresponding period ended February 29, 2012.
  Adjusted EBITDA was negative ($5,797,000) for the fiscal year ended February 28, 2013, compared to negative ($2,593,000) in the prior year.
  Net loss was ($19,962,000) for the year ended February 28, 2013, versus a net loss of ($4,593,000) in the prior year.

The year over year increase in revenues and higher net loss is largely due to the factors listed above for the Nutraceutical business. The consolidated net loss for fiscal year 2013 also includes $7.2 million of losses associated with Neptune's subsidiaries.

Financial Results: Fourth quarter ended February 28, 2013

Nutraceutical Business Results

  Nutraceutical revenues decreased 14% to $4,583,000 for the three-month period ended February 28, 2013, down from $5,357,000 for the three-month period ended February 29, 2012.
  Adjusted EBITDA was negative ($3,190,000) for the quarter ended February 28, 2013, versus $185,000 for the prior-year quarter.
  Net profit was $854,000 for the quarter ended February 28, 2013, compared to net profit of $1,379,000 for the quarter ended February 29, 2012.

The year over year decrease in revenues is largely due to the incident. Neptune's net profit of $0.9 million for the fourth quarter ended February 28, 2013 includes $6.0 million of insurance recoveries, partially offset by losses and costs related to the incident as well as margin concessions.

Consolidated Results

  Consolidated revenues totalled $4,591,000 for the three-month period ended February 28, 2013, compared to $5,367,000 for the quarter ended February 29, 2012.
  Adjusted EBITDA was negative ($4,607,000) for the quarter ended February 28, 2013, versus negative ($775,000) for the quarter ended February 29, 2012.
  Net loss was ($1,147,000) for the quarter ended February 28, 2013, versus a net loss of ($133,000) in the prior-year quarter.

The year over year decrease in revenues and higher net loss is largely due to the factors listed above for the Nutraceutical business. The consolidated net loss for the fourth quarter ended February 28, 2013, also includes $2.0 million of losses associated with Neptune's subsidiaries.

Update on Action Plan to Resume Operations

Neptune's rapid response to mitigate the negative consequences of the November 8, 2012 incident has resulted in good progress to date. The Corporation has three key priorities for restoring and ramping up its long-term supply chain, including rebuilding its plant, establishing third party manufacturing partnerships and securing the supply of raw materials.

The necessary permits to begin rebuilding Neptune's production plant were recently received. Neptune intends to reconstruct an operational plant using the adjacent expansion facility that was underway at the time of the incident and which suffered limited damage. Construction is expected to commence during the Corporation's second quarter and once completed, the facility is expected to have the capacity to produce more than 150,000 metric tons of krill oil per year.

As the initial intended use of the expansion facility has changed, modifications and additional purchases to replace equipment lost in the incident will be required to bring the facility to an operational state. The initial $21 million cost of the expansion project has now been revised to approximately $30 million. The increased cost is expected to be funded predominantly by insurance recoveries associated with the incident, including approximately $6.7 million received to date and by project financing.

In conjunction with the rebuild, Neptune is also taking positive steps to secure and increase its long term supply chain through third party manufacturing agreements, thereby broadening, strengthening and safeguarding future operations. Three confirmed options are now being evaluated and a choice should be made by the end of the second quarter of this fiscal year. The Corporation is working hard to bring its overall production capacity back online before the end of this fiscal year. In the meantime, Neptune is also exploring and undertaking partnerships to allow it to ensure ongoing supply to customers.

"Our quick reaction to the incident has enabled us to effectively manage through a difficult period and put in motion key initiatives to ensure we are positioned for a strong recovery and continued market momentum," said Mr. Henri Harland, President and CEO of Neptune. "As well, our strong sales and marketing focus has allowed us to maintain the Neptune name and brand equity in the marketplace. Despite the obvious production disruptions, we have maintained a significant portion of our pre-incident client base through solid customer relationships, creative supply management and margin concessions. We are making good progress, and we will continue to execute our action plan to strengthen Neptune's foundation and reaffirm its market leadership as the premier krill oil manufacturer," concluded Mr. Harland.

Insurance Coverage

Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Following the destruction of the Corporation's production facility, Neptune received insurance recoveries totalling $6.7 million, representing only part of the total potential compensation. This amount includes $700,000 received after the end of fiscal year 2013. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

Class Action Lawsuit Against Neptune Dismissed

The previously announced class action lawsuit filed against Neptune and certain of its officers on December 19, 2012 by Robbins Geller Rudman & Dowd LLP in the United States District Court for the Southern District of New York was voluntarily dismissed by the plaintiffs, without prejudice. No payments were made by Neptune or its officers in connection with the dismissal.

ITC Sets Target Date for Completing Investigation

Further to the U.S. International Trade Commission's (the ''ITC'') decision to institute a patent infringements investigation based on a Neptune and Acasti Pharma Inc. (''Acasti Pharma'') complaint, the ITC has recently indicated that the evidentiary hearing will commence on December 10, 2013. The initial determination on alleged violation will be rendered on March 17, 2014 and will be immediately enforced, even if there is an appeal.

Annual and Special Meeting of Shareholders

Neptune will be holding an Annual and Special Meeting of Shareholders at 10:00 a.m. (local time) on Thursday, June 27, 2013 at the Hilton Montreal / Laval, 2225 Autoroute des Laurentides, Laval, Quebec (the "Meeting").

Advance Notice By-Law

On May 9, 2013, the Board adopted By-Law 2013-1 (the "Advance Notice By-Law"), which requires that advance notice be given to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Quebec Business Corporation Act (the "QBCA"); or (ii) a shareholder proposal made pursuant to the provisions of the QBCA.

Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be given no less than 30 nor more than 65 days prior to the date of the annual meeting provided, however, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law is intended to allow the Corporation to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees' qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

Shareholders are being asked to ratify the Advance Notice By-Law of the Corporation at the Meeting. A copy of the Advance Notice By-Law is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation.

Conference Call

Neptune will be holding a conference call on Thursday, May 23, 2013 at 9:00 a.m. ET to present its fourth quarter and year-end results. The Corporation will also provide an update on the status of its previously disclosed action plan to resume operations and supply customers.

Date:	May 23, 2013
Time:	9:00 a.m. Eastern Time
Conference ID:	70455786
Call:	Within Canada & the U.S., dial toll‐free 1‐877-380-5664. Outside Canada and the U.S., dial 1‐631-813-4882.

Management will accept questions by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to the following email address: f.harland@neptunebiotech.com.

An archived recording of the call will be available on Neptune's website (www.neptunebiotech.com) following the presentation.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc. (''NeuroBio''), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com